INFORMATION CIRCULAR
(as at April 27, 2015 unless otherwise specified)

SNIPP INTERACTIVE INC.

6708 Tulip Hill Terrace

Bethesda, MD

20816

SOLICITATION OF PROXIES

This Information Circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of SNIPP INTERACTIVE INC. (the "Corporation" or "Snipp") for use at the Annual and Special Meeting of shareholders (and any adjournment thereof) (the "Meeting") to be held on Monday, June 1, 2015 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost, or by outside parties. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of the Circular have been approved by the Directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are officers of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO MUST BE A SHAREHOLDER, AS MORE SPECIFICALLY SET OUT BELOW) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by COMPUTERSHARE INVESTOR SERVICES INC. of 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof or to the Chairman of the Meeting on the day of the Meeting, before the commencement of the Meeting.

A person must not be appointed a proxyholder unless the person is a shareholder of the Corporation, unless: (a) the shareholder is a corporation; (b) the Corporation has only one shareholder at the time of the Meeting; or (c) the remaining shareholders present in person or represented by proxy at the Meeting for which the proxyholder is appointed, by resolution on which the proxyholder is not entitled to vote, permit the proxyholder to attend and vote at the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation at Suite 1700, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting, prior to the commencement of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Beneficial Shareholders") are advised that only proxies from shareholders of record can be recognized and voted at the Meeting. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder.

If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in such shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee and custodian for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, the Circular and the proxy to the clearing agencies and intermediaries for onward distribution to non-registered shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings unless the Beneficial Shareholders have waived the right to receive Meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered shareholder receiving such a form wish to vote at the Meeting, the non-registered shareholder should strike out the names of the management proxyholders named in the form and insert the non-registered shareholder's name in the blank provided. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted. All references to shareholders in the Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

IN THE ABSENCE OF ANY DIRECTION IN THE FORM OF PROXY, IT IS INTENDED IF MANAGEMENT'S PROXYHOLDERS ARE SELECTED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THE CIRCULAR.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of the Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in the Circular, none of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:

unlimited common shares without par value

Issued and Outstanding:

100,711,256 common shares without par value

Only shareholders of record at the close of business on April 27, 2015, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each common share registered in his or her name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Corporation as at the date hereof, based on information provided on the System for Disclosure by Insiders (SEDI) and on information filed by third parties on the System for Electronic Document Analysis and Retrieval (SEDAR), no person or corporation beneficially owned, directly or indirectly, or exercised control or discretion over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

As of the date of the Circular, the directors and executive officers of the Corporation, as a group, beneficially owned, or controlled or directed, directly or indirectly, approximately 19,208,936 common shares, representing approximately 19.1% of the outstanding common shares of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

The Meeting has been called for shareholders to consider and, if thought appropriate, to pass resolutions in relation to each of the following matters:

1.

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the years ended December 31, 2014 and 2013, together with the report of the auditors thereon.

2.

FIXING THE NUMBER OF DIRECTORS TO BE ELECTED

The board of directors of the Corporation (the "Board") presently consists of five directors, each of whom management propose to nominate for re-election at the Meeting until the next annual meeting.

At the Meeting, shareholders will be asked to pass an ordinary resolution fixing the number of directors to be elected at the Meeting at six.

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of fixing the number of directors to be elected at the Meeting at six. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

3.

ELECTION OF DIRECTORS

The Board presently consists of five directors. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the provisions of the BCBCA or the Articles of the Corporation. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Unless authority to do so is withheld, common shares represented by proxies IN FAVOUR of management representatives will be voted FOR the election of all of the nominees whose names are set forth below.

The following table states the name of each of the five persons proposed to be nominated by management for election as a director, the province or state and country of residence , all offices of the Corporation now held by him, his principal occupation, business or employment for the five preceding years, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the Record Date.

Name, Position and Province and Country of Residence	Principal Occupation Within Five Preceding Years	Served as Director Since	Number of Common Shares(1)
Atul Sabharwal Maryland, USA Chief Executive Officer ("CEO") and Director	CEO of the Corporation. Previously Executive Director of Acme Group from 2006 to 2011.	March 1, 2012	6,709,181
Ritesh Bhavnani Maryland, USA Chairman, Director	Full time consultant/employee to the Corporation (May 2010 to present). Previously Engagement Manager at McKinsey & Company (2005 to 2010).	March 1, 2012	6,859,682
Conrad Swanson(2) British Columbia, Canada Director	President and director of International Samuel Exploration Corp. since April 1996 and Chairman and director of Gold Reach Resources Ltd. since October 2003.	January 21, 2010	811,000
Ram Ramkumar(2) Ontario, Canada Director	Chairman of Process Research Orthech Inc., a private company providing research and development work to the mining, metallurgical, recycling and chemical industries. Principal shareholder of ASL Print FX, a private company providing high-end promotional print solutions to consumer packaged goods companies.	November 6, 2014	500,000
Michael Dillon(2) Connecticut, USA Director

Executive director of Brand Activations & Shopper Marketing at Colangelo Synergy Marketing, a private company that provides marketing solutions to various corporate clients, including companies in the alcoholic beverage, new technology, commercialization and luxury goods spaces.

		April 10, 2014	Nil

(1)			The information as to securities over which control or direction is exercised, not being within the knowledge of the Corporation, was provided by the respective candidates.
(2)			Denotes member of Audit Committee and Compensation Committee.

Orders, Penalties and Bankruptcies

To the Corporations knowledge, no proposed director of the Corporation is, as at the date of the Circular, other than as disclosed below, or was within 10 years before the date of the Circular, a director, chief executive officer or chief financial officer of any corporation (including the Corporation), that:

(a)

was subject to an order that was issued while the director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an order that was issued after the director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

No proposed director or executive officer of the Corporation:

(a)

is, as at the date of the Circular, or has been within the 10 years before the date of the Circular, a director or executive officer of any corporation (including the Corporation) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

For the purposes of the above section, the term "order" means:

(a)

a cease trade order;

(b)

an order similar to a cease trade order;

(c)

an order that denied the relevant company access to any exemption under securities legislation, or

(d)

that was in effect for a period of more than 30 consecutive days.

No proposed director of the Corporation has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

During the 10 years preceding the date of the Circular, no proposed director has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

4.

APPOINTMENT OF AUDITORS

The persons named in the accompanying proxy intend to vote for the appointment of MNP LLP, as the auditor of the Corporation to hold office until the next annual general meeting of shareholders of the Corporation and to authorize the directors to fix their remuneration. Common shares represented by proxies IN FAVOUR of the management representatives will be voted FOR of such resolution, unless a shareholder has specified in their proxy that their common shares are to be withheld from voting on such resolution.

5.

AMENDMENT TO ARTICLES OF INCORPORATION

The Board is seeking the approval of shareholders to alter the Articles of Incorporation of Snipp (the "Articles") in order to: (a) grant Snipp more corporate flexibility and minimize the time and expense of calling a shareholders' meeting when the Board wishes to exercise its discretion in certain strategic circumstances; and (b) alter the quorum requirements for the transaction of business at shareholder meetings to better align with the requirements of a potential US Listing (as defined below).

In particular, the Board is considering listing the common shares of Snipp on a stock exchange in the United States (a "US Listing"). Many stock exchanges in the Unites States have specific minimum share price requirements for issuers seeking listing approval and certain quorum requirements for shareholder meetings, among other requirements. If the Board decides that pursuing a US Listing may be in the best interests of its shareholders, it may need the flexibility to consolidate its common shares in order to meet these requirements in a relatively short period of time. The articles of many public companies in British Columbia provide their respective boards with this flexibility and the Board believes that Snipp needs this flexibility in order to make important decisions at this stage of growth.

Additionally, many stock exchanges in the United States require companies to have specific minimum quorum requirements for the transaction of business at shareholder meetings. As a result, the Board is proposing to alter the Articles to meet those quorum requirements, which are higher than the current quorum requirements of Snipp.

Currently, the Articles require approval by way of a special resolution of shareholders in order for the Corporation to alter its authorized share structure, including for greater certainty, to: (a) create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, to eliminate that class or series of shares; (b) increase, reduce or eliminate the maximum number of shares that the Corporation is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Corporation is authorized to issue out of any class or series of shares for which no maximum is established; (c) subdivide or consolidate all or any of its unissued, or fully paid issued, shares; (d) if the Corporation is authorized to issue shares of a class of shares with par value, (i) decrease the par value of those shares, or (ii) if none of the shares of that class of shares are allotted or issued, increase the par value of those shares; (e) change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; (f) alter the identifying name of any of its shares; or (g) otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act (British Columbia) (the "BCBCA"). The Board is proposing to amend the Articles so as to permit such alterations to be made by way of a directors' resolution, unless an alteration to Snipp's Notice of Articles would be required, in which case such alterations to the share structure would be made by an ordinary resolution of the shareholders.

Additionally, the Articles currently require a quorum of at least 5% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy, to transaction business at a shareholder meeting. The Board is proposing to amend the Articles so as to change the quorum requirement for the transaction of business at a shareholders meeting to at least 33⅓% of the shares entitled to vote at a meeting of shareholders, present in person or represented by proxy.

Accordingly, at the Meeting, shareholders will be asked to pass a special resolution authorizing and approving the amendments to the Articles as described above and as more specifically set out in the amendments to the Articles attached as Schedule "A" to this Circular. At the Meeting, shareholders are being asked to consider, and if thought advisable, approve a special resolution in the following form:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION THAT:

(1)

the existing articles of the Corporation be altered by deleting Part 9.1 – Alterations of Authorized Share Structure and Part 11.3 in their entirety and substituting Part 9.1 and Part 11.3 of the Articles, respectively, in the forms attached to the Circular as Schedule "A";

(2)

the alterations made to the Corporation's Articles will take effect upon deposit of this resolution at the Corporation's records office; and

(3)

notwithstanding that these resolutions have been duly passed by the shareholders, the directors of the Corporation are authorized, in their discretion, to determine, at any time, to delay or abandon the implementation of these resolutions without further approval of the shareholders of the Corporation."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOR of the amendments to the Articles. The Board recommends that shareholders vote FOR the approval of the amendments to the Articles. To be adopted, this resolution is required to be passed by the affirmative vote of at least two-thirds (2/3) of the votes cast in person or by proxy at the Meeting.

6.

APPROVAL OF NEW STOCK OPTION PLAN

On December 12, 2013, the shareholders approved and the Board adopted the existing fixed number stock option plan (the "2013 Option Plan") of the Corporation, which provides that the Board may from time to time, in its discretion, and in accordance with the requirements of the TSX Venture Exchange (the "Exchange"), grant to directors, officers and employees of, and consultants to, the Corporation, non-transferable options to purchase common shares ("Options"), provided that the number of common shares reserved for issuance will not exceed 20% of Snipp's issued and outstanding shares as of December 12, 2013.

The Corporation intends to implement a new fixed number stock option plan (the "2015 Option Plan") at the Meeting reserving a specified number of shares, up to a maximum of 20% of the Corporation's issued and outstanding common shares as at the date of shareholder approval. Based on the 100,711,256 common shares of the Corporation issued and outstanding as of the date of the Circular, 20,142,251 shares will be reserved for issuance under the 2015 Option Plan.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution approving the 2015 Option Plan, the text of which is attached as Schedule "B". At the Meeting, shareholders are being asked to consider and, if thought advisable, approve an ordinary resolution in the following form:

"BE IT RESOLVED THAT:

(1)

the stock option plan of the Corporation, substantially in the form attached as Schedule "B" to the Circular of the Corporation dated April 27, 2015, is ratified, confirmed and approved;

(2)

any one director or officer of the Corporation is authorized to amend the stock option plan of the Corporation should such amendments be required by applicable regulatory authorities including, but not limited to, the Exchange; and

(3)

any one director or officer of the Corporation is authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of the approval of the 2015 Option Plan. The Board recommends that shareholders vote FOR the approval of the 2015 Option Plan. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting, with the votes attaching to the common shares beneficially owned by Insiders (as such term is defined by the policies of the Exchange) of the Corporation excluded from the vote, as more specifically set out below.

The following table sets out the number of common shares of Snipp beneficially owned by each Insider that must be excluded from the vote to approve the 2015 Option Plan, as required by the Exchange. More specifically, Section 3.10(b) of Policy 4.4 of the Exchange requires the Corporation to obtain disinterested shareholder approval for the 2015 Option Plan, with all shares of the Corporation beneficially owned by Insiders to whom Options may be granted under the 2015 Option Plan excluded from the vote.

Name of Insider	Position with the Corporation	Number of Common Shares Held(1)
Atul Sabharwal	Director and CEO	6,709,181
Ritesh Bhavnani	Chairman	6,859,682
Conrad Swanson	Director	811,000
Ram Ramkumar	Director	500,000
Michael Dillon	Director	Nil
Jaisun Garcha	CFO	1,600,000(2)
Wilson Bell	CTO	2,729,073
John Fauller	COO	Nil
David Hargreaves	Chief Client Officer	Nil
Jennifer McDaigle	VP, Sales and Client Services	Nil
Total		19,208,936

(1)	As at April 27, 2015.
(2)	200,000 of the common shares are held by 681315 B.C. Ltd., a private company wholly-owned by Jaisun Garcha.

As of the date of the Circular, 100,711,256 common shares of the Corporation were issued and outstanding. The 19,208,936 common shares beneficially owned by Insiders represent approximately 19.1% of the issued and outstanding common shares of the Corporation entitled to vote at the Meeting as of the date of the Circular.

7.

APPROVAL OF CONDITIONAL OPTION GRANTS

Due to the Corporation reaching the 20% limit under the 2013 Option Plan, certain Options were conditionally granted to Eligible Persons (as such term is defined in the 2015 Option Plan) ahead of the anticipated implementation and approval of the 2015 Option Plan, as set out above. The Options were granted on the condition that the grants would be put forward for ratification and approval by the shareholders at the next annual meeting.

The Corporation has conditionally granted Options (collectively, the "Conditional Option Grants"), which require the ratification and approval by the shareholders at the Meeting. The Conditional Option Grants consist of Options issued to Insiders and to Eligible Persons, other than Insiders.

The following table sets out the Options conditionally granted to each Insider of the Corporation as part of the Conditional Option Grants, together with the number of common shares of the Corporation beneficially owned by each Insider that will be excluded from the vote at the Meeting to ratify and approve the Conditional Option Grants (as more specifically set out below):

Name of Insider	Number of Conditional Options Granted	Exercise Price (C$)	Date Issued	Expiry Date	Number of Common Shares Held(1)
Atul Sabharwal	250,000	$0.55	29-Dec-14	29-Dec-19	6,709,181
Ritesh Bhavnani	250,000	$0.55	29-Dec-14	29-Dec-19	6,859,682
Conrad Swanson	50,000	$0.55	29-Dec-14	29-Dec-19	811,000
Ram Ramkumar	200,000	$0.34	6-Nov-14	6-Nov-19	500,000
Jaisun Garcha	125,000	$0.55	29-Dec-14	29-Dec-19	1,600,000(2)
Wilson Bell	250,000	$0.55	29-Dec-14	29-Dec-19	2,729,073
John Fauller	100,000	$0.55	29-Dec-14	29-Dec-19	Nil
David Hargreaves	500,000	$0.34	6-Nov-14	6-Nov-19	Nil
	250,000	$0.55	29-Dec-14	29-Dec-19
Jennifer McDaigle	250,000	$0.65	27-Jan-15	27-Jan-20	Nil
Total					19,208,936

(1)	As at April 27, 2015.
(2)	200,000 of the common shares are held by 681315 B.C. Ltd., a private company wholly-owned by Jaisun Garcha.

The following table sets out all of the Options conditionally granted to Eligible Persons other than Insiders of the Corporation, as a group, as part of the Conditional Option Grants, together with the aggregate number of common shares of the Corporation beneficially owned by such persons, as a group, that will be excluded from the vote at the Meeting to ratify and approve the Conditional Option Grants (as more specifically set out below):

Category of Eligible Person	Number of Conditional Options Granted	Exercise Price (C$)	Date Issued	Expiry Date	Number of Common Shares Held(1)
Consultants (current and former)	300,000	$0.185	11-Aug-14	11-Aug-19	40,000
Consultants	100,000	$0.25	10-Sept-14	10-Sept-19	1,125,000
Consultants	200,000	$0.33	26-Nov-14	26-Nov-19	Nil
Employees and Consultants (current and former)	900,000(2)	$0.55	29-Dec-14	29-Dec-19	503,000
Employees and Consultants (current)	1,300,000	$0.68	9-Feb-15	9-Feb20	Nil
Employees and Consultants (current)	755,000	$0.65	26-Mar-15	26-Mar-20	47,288

(1)	As at April 27, 2015.
(2)	Conditional Option grants to purchase up to 50,000 common shares of the Company previously granted to a former employee were cancelled in April 2015.

Options to acquire up to 2,225,000 common shares of the Corporation were conditionally granted to Insiders as part of the Conditional Option Grant and Options to acquire up to 3,555,000 common shares of the Corporation were conditionally granted to Eligible Persons, other than Insiders of the Corporation, as part of the Conditional Option Grant to acquire a total of up to 5,780,000 common shares of the Corporation.

Accordingly, at the Meeting, shareholders will be asked to pass an ordinary resolution approving and ratifying the Conditional Option Grants, if thought advisable, in the following form:

"BE IT RESOLVED THAT:

(1)

the Conditional Option Grants as more specifically set out in the Circular of the Corporation dated April 27, 2015, are ratified, confirmed and approved; and

(2)

any one director or officer of the Corporation is authorized and directed to do all such things and to execute and deliver all documents and instruments as may be necessary or desirable to carry out the terms of this resolution."

Unless otherwise instructed, the persons named in the enclosed proxy or voting instruction form intend to vote such proxy or voting instruction form IN FAVOUR of the ratification and approval of the Conditional Option Grants. The Board recommends that shareholders vote FOR the ratification and approval of the Conditional Option Grants. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting, with the votes attaching to the common shares of the Corporation beneficially owned by persons who hold or will hold Options granted under the Conditional Option Grants excluded from the vote, as more specifically set out below.

Section 3.10(c) of Policy 4.4 of the Exchange requires the Corporation to obtain disinterested shareholder approval for the ratification and approval of the Conditional Option Grants, with the common shares of the Corporation beneficially owned by all persons who hold or will hold the Options granted under the Conditional Option Grants excluded from the vote.

As of the date of the Circular, 100,711,256 common shares of the Corporation were issued and outstanding. The 19,208,936 common shares of the Corporation beneficially owned by Insiders that hold or will hold Options granted under the Conditional Option Grants and the 1,675,288 common shares of the Corporation beneficially owned by persons other than Insiders that hold or will hold Options granted under the Conditional Option Grants represent a total of 20.8% of the issued and outstanding common shares of the Corporation entitled to vote at the Meeting as of the date of the Circular.

OTHER MATTERS

Management of the Corporation knows of no matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying the Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying the Circular to vote on the same in accordance with their best judgement.

AUDIT COMMITTEE

Pursuant to section 224 of the BCBCA, the Corporation is required to have an audit committee composed of not less than three directors of the Corporation, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

The Corporation must also, pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110"), provide the following information regarding its audit committee (the "Audit Committee") to its shareholders in the Circular.

Audit Committee Charter

The Corporation has a written charter (the "Audit Committee Charter") which sets out the duties and responsibilities of the Audit Committee. The text of the Audit Committee Charter is attached as Schedule "C".

Composition of the Audit Committee

The Audit Committee is comprised of three (3) directors, Ram Ramkumar, Conrad Swanson, and Michael Dillon. All three members of the audit committee are "financially literate" and "independent", as such terms are defined in NI 52-110.

Relevant Education and Experience

Ram Ramkumar

Mr. Ramkumar has had a 25-plus-year career as a successful business entrepreneur and has held numerous senior management and board level positions at several different publicly listed companies. He was chief financial officer, vice-president, operations, and general manager at Reff Inc., a manufacturer of high-end furniture, which traded on the Toronto Stock Exchange ("TSX"). Subsequently, he was chief executive officer of Inscape Corporation, a company traded on the TSX. Additionally, he has previously served on the boards of several publicly listed corporations, including Angoss Software Corp., a provider of business analytics solutions to customers which was traded on the TSX, Cedara Software, a provider of medical imaging software which was traded on the TSX and NASDAQ, and Merge Healthcare, which was traded on the NASDAQ.

Conrad Swanson

Mr. Swanson has 18 years' experience as a director of several publicly traded natural resource companies. Mr. Swanson has been the President and a director of International Samuel Exploration Corp. since April 1996, the Chairman and a director of Gold Reach Resources Ltd. since October 2003, and was a director of Nanika Resources Inc. from May 2008 until December 2009, all of which are mineral exploration and development companies listed on the Exchange. Mr. Swanson has also previously served as a director of Independent Nickel Corp. and of New World Resource Corp., two Exchange listed companies.

Michael Dillon

Mr. Dillon is a seasoned shopper marketing professional with almost twenty years of experience in shopper marketing and retail-related promotion. He is currently Executive Director of Brand Activations & Shopper Marketing at Colangelo and was recently featured in Shopper Marketing's "Who's Who in Shopper Marketing Agencies". Prior to Colangelo, Mr. Dillon was Vice President of Shopper Marketing at Catalina Marketing. Mr. Dillon also formerly worked at PepsiCo where he served as Vice President, Brand Activation, Marketing. Mr. Dillon holds a Bachelor of Arts from the University of Georgia and an MBA from the University of Rochester's William E. Simon School of Business.

As a result of their respective business experience, each member of the Audit Committee: (a) has an understanding of the accounting principles used by the Corporation to prepare its financial statements; (b) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by the Corporation's financial statements; and (d) has an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

At no time since January 1, 2014, the commencement of the Corporation's most recently completed financial year, was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Reliance on Certain Exemptions

At no time during the Corporation's most recently completed financial year, has the Corporation relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

The Corporation is relying on the exemption in Section 6.1 of NI-52-110 from the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Corporation's external auditors for the Corporation's financial years ended December 31, 2014 and December 31, 2013 for audit fees are as follows:

Financial Period Ending	Audit Fees	Audit Related Fees(1)	Tax Fees(2)	All Other Fees(3)
December 31, 2014	US$32,627(4)	Nil	US$2,879(4)	US$18,699(4)
December 31, 2013	US$30,880(5)	Nil	Nil	Nil

(1)	Fees charged for assurance and related services reasonably related to the performance of an audit, and not included under "Audit Fees".
(2)	Fees charged for tax compliance, tax advice and tax planning services.
(3)	Fees for services other than disclosed in any other column.
(4)	These amounts have been converted from C$ based at the exchange rate of C$1.1046 per US$1.00, being the average closing exchange rate quoted by the Bank of Canada for fiscal 2014.
(5)	These amounts have been converted from C$ based at the exchange rate of C$1.0298 per US$1.00, being the average closing exchange rate quoted by the Bank of Canada for fiscal 2013.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following disclosure regarding corporate governance matters is provided pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101"), National Policy 58-201 – Corporate Governance Guidelines and in accordance with Form 58-101F2. The following describes the Corporation's approach to corporate governance.

Board of Directors

The Board currently consists of five directors: Ritesh Bhavnani (Chairman), Atul Sabharwal (President and CEO), Michael Dillon, Conrad Swanson and Ram Ramkumar.

Messrs. Swanson, Ramkumar and Dillon are independent directors as defined in NI 58-101 and NI 52-110. Messrs. Bhavnani and Sabharwal are, or have been in the previous three years, executive officers of the Corporation and are deemed to be not independent of the Corporation.

The operations of the Corporation do not support a large board of directors, and the Board has determined that the proposed size and constitution of the Board is appropriate for the Corporation's current stage of development.

The Board meets for formal board meetings periodically on an ad hoc basis during the year to review and discuss the Corporation's business activities and to consider and, if thought fit, to approve matters presented to the Board for approval, and to provide guidance to management. In addition, management informally provides updates to the Board at least once per quarter between formal Board meetings. In general, management consults with the Board when deemed appropriate to keep the Board informed regarding the Corporation's affairs.

The Board facilitates the exercise of independent supervision over management through these various meetings. The composition of the Board is such that the independent directors have significant experience in business affairs and, as a result, are able to provide significant and valuable independent supervision over management.

In the event of a conflict of interest at a meeting of the Board, the conflicted director will in accordance with corporate law and in accordance with his fiduciary obligations as a director of the Corporation, disclose the nature and extent of his interest to the meeting and abstain from voting on or against the approval of such participation.

Directorships

The following directors of the Corporation are also directors of other reporting issuers as set out below:

Name of Director	Position	Name of Reporting Issuer
Conrad Swanson	President, CEO and Director	International Samuel Exploration Corp.
	Chairman and Director	Gold Reach Resources Ltd.

Orientation and Continuing Education

At present, the Corporation does not provide a formal orientation and education program for new directors. Prior to joining the Board, potential Board members are encouraged to meet with management and inform themselves regarding management and the Corporation's affairs. After joining the Board, management and the Chairman of the Board provide orientation both at the outset and on an ongoing basis. The Corporation currently has no specific policy regarding continuing education for directors. Requests for education are encouraged and dealt with on an ad hoc basis.

Ethical Business Conduct

The primary step taken by the Corporation to encourage and promote a culture of ethical business conduct is to conduct appropriate due diligence on proposed directors, and ensure that proposed directors exhibit the highest ethical standards. The Board does not currently have a written code of ethics. The Board monitors the ethical conduct of the Corporation and ensures that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by the Corporation's governing corporate legislation on the individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. When discussing potential transactions and agreements where a director has an interest, that director will be expected to disclose that interest to the Board and if necessary the Board may ask that director not to participate in the ensuing discussion and/or voting on that particular transaction and/or agreement.

Nomination of Directors

Once a decision has been made to add or replace a director, the task of identifying new candidates falls on the Board. Proposals are put forth by the Board and considered and discussed. If a candidate looks promising, the Board will conduct due diligence on the candidate and, if the results are satisfactory, the candidate is invited to join the Board.

Compensation

The Board has a compensation committee (the "Compensation Committee"), which currently consists of three "independent" directors, Messrs. Ramkumar, Swanson and Dillon, as defined in NI 58-101. All members of the Compensation Committee are experienced in the oversight of executive and operational management teams as a result of their experience with various private and public sector businesses.

The Compensation Committee is tasked with reviewing the compensation of executives on behalf of the Board and designing the compensation policies and packages to attract, retain and motivate quality employees while not exceeding market rates. The recommendations of the Compensation Committee are reached primarily by comparing the remuneration paid by the Corporation with publically available information on remuneration paid by other reporting issuers that the Compensation Committee feels are similarly placed within the same business of the Corporation.

Other Board Committees

The Corporation does not have any standing committees, other than the Audit Committee and Compensation Committee.

Assessments

At present, the Board does not have a formal process for assessing the effectiveness of the Board, its committees and individual directors. These matters are dealt with on a case by case basis at the Board level.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers" or "NEOs"):

(a)

the Corporation's CEO;

(b)

the Corporation's CFO;

(c)

each of the Corporation's three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation, for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

During the financial year ended December 31, 2014, the Corporation had six Named Executive Officers, being Atul Sabharwal (CEO), Ritesh Bhavnani (Chairman and former CEO), Jaisun Garcha (CFO), John Fauller (COO), Wilson Bell (CTO) and David Hargreaves (COO).

Compensation Discussion & Analysis

The Corporation has a compensation program that includes paying base salaries, providing performance based incentive bonuses and granting incentive stock options to the NEOs. The Corporation, through the recommendations of the Compensation Committee, recognizes the need to provide a compensation package that will attract and retain qualified and experienced executives, as well as align the compensation level of each executive to that executive's level of responsibility. The three components of the compensation package are included to enable the Corporation to meet different objectives. The objectives of base salary are to recognize market pay, and acknowledge the competencies and skills of individuals. The objective of the performance based incentive bonuses (paid in the form of cash payments) is to add a variable component of compensation to recognize corporate and individual performances for executive officers and employees. The objectives of stock option awards are to reward achievement of long-term financial and operating performance and focus on key activities and achievements critical to the ongoing success of the Corporation. Implementation of new incentive stock option plans and amendments to the existing stock option plan is the responsibility of the Compensation Committee. The compensation of the NEOs is reviewed and recommended for the Board's approval by the Compensation Committee.

The general objectives of the Corporation's compensation strategy are to:

(a)

compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long term shareholder value;

(b)

align management's interests with the long term interests of shareholders;

(c)

provide a compensation package that is commensurate with other comparable companies to enable the Corporation to attract and retain talent; and

(d)

ensure that the total compensation package is designed in a manner that takes into account the Corporation's stage of development and its available financial resources. The Corporation's compensation package is designed to provide a blend of non-cash stock option compensation and a base salary. In addition, achievement of corporate goals will be rewarded with performance based incentive bonuses.

The Corporation will have no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services will be paid for by the Corporation at competitive industry rates for work of a similar nature by reputable arm's length services providers.

Actual compensation varies based on the performance of the executives relative to the achievement of goals and the price of the Corporation's securities.

Compensation Element	Description	Compensation Objectives
Annual Base Salary (all NEOs)	Salary is market-competitive, fixed level of compensation	Retain qualified leaders, motivate strong business performance
Performance Based Incentive Bonuses	Performance based cash payment	Reward individual performance in achieving corporate goals
Incentive Stock Option (all NEOs)	Equity grants will be made in the form of stock options. The amount of grant will be dependent on individual and corporate performance	Reward long-term financial and operating performance and align interests of key employees with those of shareholders

Snipp relies on the discretion and judgment of the Board, and the recommendations of the Compensation Committee, in establishing and amending contracts for all forms of compensation, including stock options to be granted to the CEO and the directors, and for reviewing the Compensation Committee's recommendations respecting compensation of the other officers of the Corporation, to ensure such arrangements reflect the responsibilities and risks associated with each position. The Compensation Committee is currently developing a formal process to use objectives, criteria, or analysis, for determining compensation. When determining the compensation of its officers, the Compensation Committee and the Board are guided by the general objectives of the Corporation's compensation strategy as set out above.

Summary Compensation Table

The following table is a summary of compensation paid to the Named Executive Officers during the last three financial years ended December 31, 2014, December 31, 2013 and December 31, 2012:

Summary Compensation Table

Name and Principal Position	Period Ended	Salary (US$)(1)	Share based awards (US$)	Option based awards (US$)(2)	Non-equity incentive plan compensation (US$)		Pension Value	All other compen- sation (US$)	Total compen- sation (US$)
					Annual incentive plans	Long-term incentive plans
Atul Sabharwal CEO	Dec 31, 2014	$150,000	Nil	$503	Nil	Nil	Nil	$150,000	$300,503
	Dec 31, 2013	$150,000	Nil	$22,343	Nil	Nil	Nil	$50,000	$222,343
	Dec 31, 2012	$174,935	Nil	Nil	Nil	Nil	Nil	Nil	$174,935
Ritesh Bhavnani Chairman	Dec 31, 2014	$150,000	Nil	$503	Nil	Nil	Nil	$155,855	$306,358
	Dec 31, 2013	$150,000	Nil	$22,343	Nil	Nil	Nil	$54,059	$226,402
	Dec 31, 2012	$148,726	Nil	Nil	Nil	Nil	Nil	$4,023	$152,749
Wilson Bell CTO	Dec 31, 2014	$130,000	Nil	$503	Nil	Nil	Nil	$59,168	$189,671
	Dec 31, 2013	$130,000	Nil	$22,343	Nil	Nil	Nil	$6,959	$159,302
	Dec 31, 2012	$108,333	Nil	Nil	Nil	Nil	Nil	$25,347	$133,680
John Fauller COO	Dec 31, 2014	$115,000	Nil	$13,919	Nil	Nil	Nil	$28,614	$157,533
	Dec 31, 2013	$115,000	Nil	$61,696	Nil	Nil	Nil	$8,030	$184,726
	Dec 31, 2012	$57,500	Nil	$14,274	Nil	Nil	Nil	$3,354	$75,128
Jaisun Garcha(3) CFO	Dec 31, 2014	Nil	Nil	$251	Nil	Nil	Nil	$47,599	$47,850
	Dec 31, 2013	Nil	Nil	$11,172	Nil	Nil	Nil	$36,125	$47,297
	Dec 31, 2012	Nil	Nil	Nil	Nil	Nil	Nil	$38,388	$38,388

Name and Principal Position	Period Ended	Salary (US$)(1)	Share based awards (US$)	Option based awards (US$)(2)	Non-equity incentive plan compensation (US$)		Pension Value	All other compen- sation (US$)	Total compen- sation (US$)
					Annual incentive plans	Long-term incentive plans
David Hargreaves(4) CCO	Dec 31, 2014	$22,917	Nil	$24,071	Nil	Nil	Nil	Nil	$46,988
	Dec 31, 2013	Nil	Nil	Nil	Nil	Nil	Nil	Nil]	Nil
	Dec 31, 2012	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Salary includes payments that may have been made as consulting fees.
(2)

These amounts reflect the Corporation's accounting fair values as determined by using the Black-Scholes Option Pricing Model using the following assumptions: a risk-free interest rate of 1.15% – 1.55%, an expected life of 0.82 – 5.0 years, an expected volatility of 125% and an expected dividend yield of 0.00%. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a single reliable measure of the fair value of the Corporation's stock option grants.

(3)	Payments were made to 681615 B.C. Ltd., a private company wholly-owned by Jaisun Garcha.
(4)	On November 6, 2014, David Hargreaves became CCO.

Option Grants to Named Executive Officers during the most Recently Completed Financial Year

The following option grants were made to Named Executive Officers during the financial year ended December 31, 2014:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Atul Sabharwal	250,000	$0.55	29-Dec-19
Ritesh Bhavnani	250,000	$0.55	29-Dec-19
Wilson Bell	250,000	$0.55	29-Dec-19
Jaisun Garcha	125,000	$0.55	29-Dec-19
John Fauller	100,000	$0.55	29-Dec-19
David Hargreaves	500,000	$0.34	06-Nov-19
	250,000	$0.55	29-Dec-19

Share-based awards, option based awards and non-equity incentive plan compensation

The following table sets out the outstanding share options held by the Named Executive Officers as at December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (1) (C$)	Number of shares or units of share that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Atul Sabharwal	100,000	$0.10	25-Feb-18	$51,000	N/A	N/A
	200,000	$0.12	18-Dec-18	$98,000	N/A	N/A
	250,000	$0.55	29-Dec-19	$15,000	N/A	N/A
Ritesh Bhavnani	100,000	$0.10	25-Feb-18	$51,000	N/A	N/A
	200,000	$0.12	18-Dec-18	$98,000	N/A	N/A
	250,000	$0.55	29-Dec-19	$15,000	N/A	N/A
Jaisun Garcha	211,000	$0.10	25-Aug-15	$107,610	N/A	N/A
	50,000	$0.10	25-Feb-18	$25,500	N/A	N/A
	100,000	$0.12	18-Dec-18	$49,000	N/A	N/A
	125,000	$0.55	29-Dec-19	$7,500	N/A	N/A
John Fauller	500,000	$0.19	27-Aug-17	$210,000	N/A	N/A
	200,000	$0.10	25-Feb-18	$102,000	N/A	N/A
	200,000	$0.12	18-Dec-18	$98,000	N/A	N/A
	100,000	$0.55	29-Dec-19	$6,000	N/A	N/A
Wilson Bell	100,000	$0.10	25-Feb-18	$51,000	N/A	N/A
	200,000	$0.12	18-Dec-18	$98,000	N/A	N/A
	250,000	$0.55	29-Dec-19	$15,000	N/A	N/A
David Hargreaves	500,000	$0.34	06-Nov-19	$135,000	N/A	N/A
	250,000	$0.55	29-Dec-19	$15,000	N/A	N/A

(1)

The value of unexercised "in-the-money options" at the end of the financial year is the difference between the option exercise price and the market value of the underlying shares on the Exchange on December 31, 2014, namely, $0.61.

Long-Term Incentive Plans and Awards

The Corporation currently has no long-term incentive plans. The Corporation did not grant any such awards to the Named Executive Officers during the financial year ended December 31, 2014.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted to the Named Executive Officers during the financial year ended December 31, 2014.

Pension Plan Benefits

The Corporation does not provide retirement benefits for directors or executive officers.

Director Compensation

The following compensation was paid to directors of the Corporation in their capacity as members of the Board or of a committee of the Board during the Corporation's most recently completed financial year ended December 31, 2014:

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (US$)(1)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other compensation (US$)	Total (US$)
Atul Sabharwal	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ritesh Bhavnani	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Ram Ramkumar	Nil	Nil	$50,488	Nil	Nil	Nil	$50,488
Conrad Swanson	Nil	Nil	$101	Nil	Nil	Nil	$101
Michael Dillon	Nil	Nil	$16,249	Nil	Nil	Nil	$16,249

(1)

These amounts reflect the Corporation's accounting fair values as determined by using the Black-Scholes Option Pricing Model using the following assumptions: a risk-free interest rate of 1.21% – 1.52%, an expected life of 5.0 years, an expected volatility of 125% and an expected dividend yield of 0.00%. Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore the existing models do not necessarily provide a single reliable measure of the fair value of the Corporation's stock option grants.

Option Grants to Directors during the most Recently Completed Financial Year

The following incentive share options were granted to the directors, other than the directors who are also Named Executive Officers, during the Corporation's most recently completed financial year ended December 31, 2014:

	Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date
Ram Ramkumar	200,000	$0.34	6-Nov-19
Michael Dillon	200,000	$0.105	10-April-19
Conrad Swanson	50,000	$0.55	29-Dec-19

Share-based awards, option based awards and non-equity incentive plan compensation

The following table sets out the outstanding share options held by the directors, other than the Named Executive Officers as at December 31, 2014:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (1) (C$)	Number of shares or units of share that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Ram Ramkumar	200,000	$0.34	6-Nov-19	$54,000	N/A	N/A
Michael Dillon	200,000	$0.105	10-April-19	$101,000	N/A	N/A
Conrad Swanson	50,000	$0.55	29-Dec-19	$30,000	N/A	N/A
	211,000	$0.10	25-Aug-15	$107,610	N/A	N/A

(1)

The value of unexercised "in-the-money options" at the end of the financial year is the difference between the option exercise price and the market value of the underlying shares on the Exchange on December 31, 2014, namely, $0.61.

Incentive Plan awards – value vested or earned during the year

The following table sets out the value of all outstanding Option-based awards held by Named Executive Officers and Directors that vested during the financial year ended, December 31, 2014:

Name	Option-based Awards – Value vested during the year (C$)(1)
Ritesh Bhavnani, Chairman	Nil
Atul Sabharwal, CEO	Nil
Jaisun Garcha, CFO	Nil
John Fauller, COO	$5,000
Wilson Bell, CTO	Nil
David Hargreaves, CCO	Nil
Conrad Swanson, Director	Nil
Ram Ramkumar, Director	Nil
Michael Dillon, Director	Nil

(1)

Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date – that is, the difference between the market price of the underlying shares and the option exercise price on the vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information regarding the number of securities authorized for issuance under the 2013 Option Plan as at December 31, 2014:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	10,010,527	C$0.15	Nil
Equity compensation plans not approved by securityholders	3,382,661	C$0.45	6,749,063(1)
Total	13,393,188	C$0.23	6,749,063

(1)

Based on the total number of common shares of the Corporation authorized for issuance pursuant to the 2015 Option Plan, provided it is approved at the Meeting, being 20% of the issued and outstanding common shares of the Corporation as at April 27, 2015.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the commencement of the Corporation's most recently completed financial year, no current or former director, executive officer or employee of the Corporation, or of any of its subsidiaries, has been indebted to the Corporation or to any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in the Circular and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, no director or senior officer of the Corporation, management nominee for election as a director of the Corporation, shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons has since the commencement of the Corporation's most recently completed financial year any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

The management functions of the Corporation or any subsidiary of the Corporation are not, to any substantial degree, performed by a person other than the directors or senior officers of the Corporation.

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada, at its offices in Vancouver, British Columbia, is the registrar and transfer agent for the Common Shares.

AUDITOR

The auditor of the Corporation is MNP LLP of 111 Richmond Street West, Suite 300, Toronto, ON M5H 2G4. At the Annual General Meeting of the Corporation held on October 5, 2012, the Corporation's shareholders ratified the appointment of MSCM LLP (now MNP LLP) as auditor.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may contact the Corporation at 6708 Tulip Hill Terrace, Bethesda, Maryland, USA, 20816 or call the Corporation at 1-888-997-6477 or email to investors@snipp.com to request copies of the Corporation's financial statements and management discussion and analysis.

Financial information for the Corporation is provided in the Corporation's financial statements and management discussion and analysis which is available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 27th day of April, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

"Atul Sabharwal" (signed)

Atul Sabharwal

Chief Executive Officer and Director

Schedule "A"

"AMENDED AND RESTATED PART 9.1 OF THE ARTICLES OF THE COMPANY

9.

ALTERATIONS

9.1

Alteration of Authorized Share Structure

Subject to Article 9.2, the special rights or restrictions attached to the shares of any class or series of shares and the Business Corporations Act, the Company may by directors' resolution, unless an alteration to the Company's Notice of Articles would be required, in which case by ordinary resolution:

(a)

create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(d)

if the Company is authorized to issue shares of a class of shares with par value:

(i)

decrease the par value of those shares; or

(ii)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(e)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(f)

alter the identifying name of any of its shares; or

(g)

otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act,

and, if applicable, alter its Notice of Articles and, if applicable, its Articles, accordingly."

"AMENDED AND RESTATED PART 11.3 OF THE ARTICLES OF THE COMPANY

11.3

Alteration of Authorized Share Structure

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 33⅓% of the issued shares of the Company entitled to be voted at the meeting."

Schedule "B"

See attached.

SNIPP INTERACTIVE INC.

INCENTIVE STOCK OPTION PLAN

PART 1
INTERPRETATION

1.1

Definitions.  In this Plan the following words and phrases shall have the following meanings, namely:

(a)

"Black-out period" means any period established under a disclosure, insider trading or similar policy of the Company during which Officers, Directors and Employees may not exercise options;

(b)

"Board" means the board of directors of the Company and includes any committee of directors appointed by the directors as contemplated by Section 3.1 hereof;

(c)

"Company" means Snipp Interactive Inc.;

(d)

"Consultant" means, in relation to the Company, an individual or Consultant Company, other than an Employee or Director of the Company, that:

(i)

is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Company or to an affiliate of the Company, other than services provided in relation to a distribution of securities;

(ii)

provides the services under a written contract between the Company or the affiliate, and the individual or the Consultant Company;

(iii)

in the reasonable opinion of the Company, spends or will spend a significant amount of time and attention on the affairs and business of the Company or an affiliate of the Company; and

(iv)

has a relationship with the Company or an affiliate of the Company that enables the individual to be knowledgeable about the business and affairs of the Company.

(e)

"Consultant Company" means for a Consultant, a company or partnership of which the individual is an employee, shareholder or partner;

(f)

"Director" means any director of the Company or of any of its subsidiaries;

(g)

"Eligible Person" means bona fide Employees, Consultants, Officers or Directors, or corporations employing or wholly owned by such Employees, Consultants, Officers or Directors;

(h)

"Employee" means any individual in the employment of the Company or any of its subsidiaries or of a company providing management or administrative services to the Company;

(i)

"Exchange" means the TSX Venture Exchange and any other stock exchange on which the Shares are listed for trading;

(j)

"Exchange Policy" means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Company, as amended from time to time;

(k)

"Expiry Date" means not later than 10 years from the date of grant of the option;

(l)

"Insider" has the meaning ascribed thereto in the Securities Act (British Columbia);

(m)

"Investor Relations Activities" means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)

the dissemination of information provided, or records prepared, in the ordinary course of business of the Company:

(A)

to promote the sale of products or services of the Company, or

(B)

to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)

activities or communications necessary to comply with the requirements of:

(A)

applicable Securities Laws,

(B)

Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)

communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

(A)

the communication is only through the newspaper, magazine or publication; and

(B)

the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)

activities or communications that may be otherwise specified by the Exchange;

(n)

"Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in applicable Securities Laws;

(o)

"Optionee" or "Optionees" means the recipient of an incentive stock option under this Plan;

(p)

"Officer" means any senior officer of the Company or of any of its subsidiaries as defined in the Securities Act (British Columbia);

(q)

"Plan" means this incentive stock option plan as from time to time amended;

(r)

"Securities Act" means the Securities Act, R.S.B.C. 1996, c.418, as amended, from time to time;

(s)

"Securities Laws" means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Company, as amended from time to time;

(t)

"Shares" means the common shares without par value of the Company.

1.2

Governing Law. The validity and construction of the Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia, and the federal laws of Canada applicable therein.

1.3

Gender.  Throughout this Plan, words importing the masculine gender shall be interpreted as including the female gender.

PART 2

PURPOSE OF PLAN

2.1

Purpose.  The purpose of this Plan is to provide the Company with a share-related mechanism to attract, retain and motivate qualified executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire Shares as long term investments.

PART 3

GRANTING OF OPTIONS

3.1

Administration.  This Plan shall be administered by the Board or, if the Board so elects, by a committee (which may consist of only one person) appointed by the Board from its members.

3.2

Committee's Recommendations.  The Board may accept all or any part of recommendations of the committee or may refer all or any part thereof back to the committee for further consideration and recommendation.

3.3

Board Authority.  Subject to the limitations of the Plan, the Board shall have the authority to:

(a)

grant options to purchase Shares to Eligible Persons;

(b)

determine the terms, limitations, restrictions and conditions respecting such grants;

(c)

interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

(d)

make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 7.1 hereof as it may deem necessary or advisable.

3.4

Grant of Option.  A resolution of the Board shall specify: (a) the number of Shares that should be placed under option to each Eligible Person; (b) the exercise price to be paid for such Shares upon the exercise of each such option; any applicable hold period; (c) and the period, including any applicable vesting periods required by Exchange Policy or by the Board, during which such option may be exercised.

3.5

Written Agreement.  Every option granted under this Plan shall be evidenced by a written agreement substantially in the form attached hereto as Schedule "A", containing such terms and conditions as are required by Exchange Policy and Securities Laws, between the Company and the Optionee and, where not expressly set out in the agreement, the provisions of such agreement shall conform to and be governed by this Plan.  In the event of any inconsistency between the terms of the agreement and the Plan, the terms of the Plan shall govern.

PART 4
RESERVE OF SHARES FOR OPTIONS

4.1

Sufficient Authorized Shares to be Reserved.  Whenever the Notice of Articles of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of options granted under this Plan.  Shares that were the subject of options that have lapsed or terminated shall thereupon no longer be in reserve and may once again be subject to an option granted under this Plan.

4.2

Maximum Number of Shares Reserved.  Unless authorized by shareholders of the Company, this Plan, together with all of the Company's other previously established or proposed stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, shall not result, at any time, in the number of Shares reserved for issuance pursuant to stock options exceeding 20,142,251 Shares, being 20% of the Company's issued and outstanding Shares as at the date of shareholder approval of this Plan.

4.3

Limits with Respect to Individuals.  The aggregate number of Shares that may be reserved for issuance to any one individual in a 12 month period pursuant to the Plan shall not exceed 5% of the issued and outstanding Shares of the Company determined at the time of the grant of the option, unless the Company has obtained disinterested shareholder approval.

4.4

Limits with Respect to Consultants.  The number of options granted to any one Consultant in a 12 month period under the Plan shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the option.

4.5

Limits with Respect to Investor Relations Activities.  The aggregate number of options granted to all persons conducting Investor Relations Activities in any 12 month period shall not exceed 2% of the issued and outstanding Shares at the time of the grant of the option to any such person.

PART 5

CONDITIONS GOVERNING THE GRANTING AND EXERCISING OF OPTIONS

5.1

Exercise Price.  Subject to Exchange Policy and Section 5.2 hereof, the exercise price of an option may not be less than the closing market price for the last trading day immediately preceding the date of the grant of the option, less any applicable discount allowed by the Exchange Policies.

5.2

Exercise Price if Distribution.  If the options are granted within 90 days of a public distribution by prospectus, then the minimum exercise price shall be the greater of Section 5.1 and the per share price paid by the public investors for Shares acquired under the public distribution.  The 90 day period will commence on the date a final receipt is issued for the prospectus.

5.3

Expiry Date.  Each option shall, unless sooner terminated, expire on a date to be determined by the Board which will not be later than the Expiry Date, but provided that if an option expires during a Black-out period, then the option shall remain exercisable until the period ending up to two trading days after the end of such Black-out period, notwithstanding the natural expiry of its term.

5.4

Different Exercise Periods, Prices and Number.  The Board may, in its absolute discretion, upon granting an option under this Plan and subject to the provisions of Section 6.3 hereof, specify a particular time period or periods following the date of granting the option during which the Optionee may exercise his option to purchase Shares and may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his option during each such time period.

5.5

Termination of Employment.  If a Director, Officer, Consultant or Employee ceases to be so engaged by the Company for any reason other than death, such Director, Officer, Consultant or Employee shall have the right to exercise any vested option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in the Optionee's Option Agreement.

5.6

Termination of Investor Relations Activities.  If an Optionee who is engaged in Investor Relations Activities ceases to be so engaged by the Company, such Optionee shall have the right to exercise any vested option not exercised prior to such termination within a period of 30 calendar days after the date of termination, or such shorter period as may be set out in the Optionee's option agreement.

5.7

Death of Optionee.  If an Optionee dies prior to the expiry of his option, his heirs or administrators may within one year from the date of the Optionee's death exercise that portion of an option granted to the Optionee under the Plan which remains vested and outstanding, except that in the event the expiration of the option is earlier than one year after the date of death, with the consent of the Exchange, the options shall be exercisable for one year after the date of death of the Optionee.

5.8

Assignment.  No option granted under the Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by provided for in Section 5.7.

5.9

Notice.  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company substantially in the form set out in Schedule "B" hereto.

5.10

Payment.  Options may be exercised in whole or in part at any time prior to their lapse or termination.  Shares purchased by an Optionee on exercise of an option shall be paid for in full in cash at the time of their purchase.

5.11

Options to Employees or Consultants.  In the case of options granted to Employees or Consultants, the Optionee must be a bona-fide Employee or Consultant, as the case may be, of the Company or its subsidiary.

5.12

Optionees Performing Investor Relations Activities.  Options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period.

5.13

Withholding Tax.

(a)

The Company may withhold from any amount payable to an Optionee, either under this Plan or otherwise, such amounts as are required by law to be withheld or deducted as a consequence of his or her exercise of options or other participation in this Plan ("Withholding Obligations"). The Company will have the right, in its discretion, to satisfy any Withholding Obligations by:

(i)

selling or causing to be sold, on behalf of any Optionee, such number of Shares issued to the Optionee on the exercise of options as is sufficient to fund the Withholding Obligations;

(ii)

retaining the amount necessary to satisfy the Withholding Obligations from any amount which would otherwise be delivered, provided or paid to the Optionee by the Company, whether under this Plan or otherwise;

(iii)

requiring the Optionee, as a condition of exercise under Section 5.12(a) to: (A) remit the amount of any such Withholding Obligations to the Company in advance; (B) reimburse the Company for any such Withholding Obligations; or (C) cause a broker who sells Shares acquired by the Optionee on behalf of the Optionee to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Company; and/or

(iv)

making such other arrangements as the Company may reasonably require.

(b)

The sale of Shares by the Company, or by a broker engaged by the Company (the "Broker"), under clause  above will be made on the exchange on which the Shares are then listed for trading. The Optionee consents to such sale and grants to the Company an irrevocable power of attorney to effect the sale of such Shares on his or her behalf and acknowledges and agrees that: (i) the number of Shares sold shall, at a minimum, be sufficient to fund with Withholding Obligations net of all selling costs, which costs are the responsibility of the Optionee and which the Optionee hereby authorizes to be deducted from the proceeds of such sale; (ii) in effecting the sale of any such Shares, the Company or the Broker will exercise its sole judgement as to the timing and the manner of sale and will not be obligated to seek or obtain a minimum price; and (iii) neither the Company nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the pricing,  manner or timing of such sales or any delay in transferring any Shares to an Optionee or otherwise.  The Optionee further acknowledges that the sale price of Shares will fluctuate with the market price of the Company's Shares and no assurance can be given that any particular price will be received upon any sale.

PART 6
CHANGES IN OPTIONS

6.1

Share Consolidation or Subdivision.  In the event that the Shares are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

6.2

Stock Dividend.  In the event that the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board to such extent as it deems proper in its absolute discretion.

6.3

Effect of a Take-Over Bid.  If a bona fide offer to purchase Shares (an "Offer") is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such option ("Option Shares") will become vested and the option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein including any extensions thereof; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to Sections 5.4 and 5.5 shall be reinstated.  If any Option Shares are returned to the Company under this Section 6.3, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

6.4

Acceleration of Expiry Date.  If at any time when an option granted under the Plan remains unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

6.5

Effect of a Change of Control.  If a Change of Control (as defined below) occurs, all Option Shares subject to each outstanding option will become vested, whereupon such option may be exercised in whole or in part by the Optionee.  "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

PART 7

SECURITIES LAWS AND EXCHANGE POLICIES

7.1

Exchange's Rules and Policies Apply.  This Plan and the granting and exercise of any options hereunder are also subject to such other terms and conditions as are set out from time to time in the Securities Laws and Exchange Policies and such rules and policies shall be deemed to be incorporated into and become a part of this Plan.  In the event of an inconsistency between the provisions of such rules and policies and of this Plan, the provisions of such rules and policies shall govern.  In the event that the Company's listing changes from one tier to another tier on the Exchange or the Company's Shares are listed on a new stock exchange, the granting of options shall be governed by the rules and policies of such new tier or new stock exchange and unless inconsistent with the terms of this Plan, the Company shall be able to grant options pursuant to the rules and policies of such new tier or new stock exchange without requiring shareholder approval.

PART 8

AMENDMENT OF PLAN

8.1

Board May Amend.  The Board may, by resolution, amend or terminate this Plan, but no such amendment or termination shall, except with the written consent of the Optionees concerned, affect the terms and conditions of options previously granted under this Plan which have not then been exercised or terminated.

8.2

Exchange Approval.  Any amendment to this Plan or options granted pursuant to this Plan shall not become effective until such Exchange and shareholder approval as is required by the Exchange Policies and Securities Laws has been received

8.3

Disinterested Shareholder Approval. The Company must obtain disinterested Shareholder approval of stock options if a stock option plan, together with all of the Company's previously established and outstanding stock option plans or grants, could result at any time in:

(a)

the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the issued Shares;

(b)

the grant to Insiders, within a 12 month period, of a number of options exceeding 10% of the issued Shares; or

(c)

the issuance to any one Optionee, within a 12 month period, of a number of Shares exceeding 5% of the issued Shares.

8.4

Amendment to Insider's Options.  Any amendment to options held by Insiders of the Company at the time of the amendment, which results in a reduction in the exercise price of the options, is conditional upon the obtaining of disinterested shareholder approval to that amendment.

PART 9

EFFECT OF PLAN ON OTHER COMPENSATION OPTIONS

9.1

Other Options Not Affected.  This Plan is in addition to any other existing stock options granted prior to and outstanding as at the date of the Plan and shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10
OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.1

No Rights Until Option Exercised.  An Optionee shall be entitled to the rights pertaining to share ownership, such as to dividends, only with respect to Shares that have been fully paid for and issued to the Optionee upon exercise of an option.

PART 11
EFFECTIVE DATE OF PLAN

11.1

Effective Date.  The Plan shall become effective upon the later of the date of acceptance for filing of the Plan by the Exchange and the approval of the Plan by the shareholders of the Company, however, options may be granted under the Plan prior to the receipt of approval by shareholders and acceptance from the Exchange. Optionees must not exercise their options until specific approval from the shareholders of the Company is obtained.

SCHEDULE "A"

SNIPP INTERACTIVE INC.
INCENTIVE STOCK OPTION AGREEMENT

INCENTIVE STOCK OPTION AGREEMENT dated _____________, 201___ between Snipp Interactive Inc. (the "Company") and __________________ (the "Optionee").

WHEREAS

A.

The Company has adopted the plan (the "Plan") to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to incent such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire common shares without par value in the capital of the Company ("Shares") as long term investments; and

B.

pursuant to the Plan, the Company has agreed to issue options ("Options") under the Plan to the Optionee.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

1.

Grant of Options. Pursuant to the Plan, the Company hereby grants to the Optionee who accepts ____________________ Options to acquire the Shares at an exercise price of $___________ per Share upon the following terms and conditions.

2.

Vesting.  The Options will vest ______________________.

3.

Expiry.  The Options will expire __ months after the date of the grant of the Options.

4.

Termination of Employment.  If the Optionee is a Director, Officer, Consultant or Employee (as defined in the Plan) and ceases to be so engaged by the Company for any reason other than death, the Optionee shall have the right to exercise any vested Option not exercised prior to such termination within a period of 90 calendar days after the date of termination, or such shorter period as may be set out in this Agreement.

5.

Termination of Investor Relations Activities.  If the Optionee is engaged in Investor Relations Activities and ceases to be so engaged by the Company, the Optionee shall have the right to exercise any vested Option not exercised prior to such termination within a period of 30 calendar days after the date of termination, or such shorter period as may be set out in this Agreement.

6.

Death of Optionee.  If the Optionee dies prior to the expiry of his Option, his heirs or administrators may within one year from the date of the Optionee's death exercise that portion of an option granted to the Optionee under the Plan which remains vested and outstanding.

7.

Assignment.  No option granted under the Plan or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by provided for in Section 6.

8.

Notice.  Options shall be exercised only in accordance with the terms and conditions of the agreements under which they are respectively granted and shall be exercisable only by notice in writing to the Company substantially in the form set out in Schedule "B" of the Plan.

9.

Payment.  Options may be exercised in whole or in part at any time prior to their lapse or termination.  Shares purchased by the Optionee on exercise of an Option shall be paid for in full in cash at the time of their purchase.

10.

Share Consolidation or Subdivision.  In the event that the Shares of the Company are at any time subdivided or consolidated, the number of Shares reserved for option and the price payable for any Shares that are then subject to option shall be adjusted accordingly.

11.

Stock Dividend.  In the event that the Shares of the Company are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for option and the price payable for any Shares that are then subject to option may be adjusted by the Board of Directors to such extent as it deems proper in its absolute discretion.

12.

Effect of a Take-Over Bid.  If a bona fide offer to purchase Shares (an "Offer") is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of subsection 1(1) of the Securities Act (British Columbia), the Company shall, upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such option ("Option Shares") will become vested and the option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise, pursuant to the Offer.  However, if:

(a)

the Offer is not completed within the time specified therein including any extensions thereof; or

(b)

all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares received upon such exercise, or in the case of clause (b) above, the Option Shares that are not taken up and paid for, may be returned by the Optionee to the Company and reinstated as authorized but unissued Shares and with respect to such returned Option Shares, the option shall be reinstated as if it had not been exercised and the terms upon which such Option Shares were to become vested pursuant to the Plan and this Agreement shall be reinstated.  If any Option Shares are returned to the Company under this section, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

13.

Acceleration of Expiry Date.  If at any time when Options remain unexercised with respect to any unissued Option Shares, an Offer is made by an offeror, the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Option Shares issuable upon the exercise of Options granted under the Plan, vested, and declare that the Expiry Date for the exercise of all unexercised Options is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

14.

Effect of a Change of Control.  If a Change of Control (as defined below) occurs, all Option Shares subject to an outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.  "Change of Control" means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than fifty percent (50%) of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of the Company.

15.

Agreement Subject to Terms of Plan.  The Optionee acknowledges that the terms and conditions of this Agreement are subject to the provisions of the Plan and Exchange Policy and Securities Laws as amended from time to time, which provisions are incorporated by reference into this Agreement.  In the event of an inconsistency between the provisions of the Plan and this Agreement, the provisions of the Plan shall prevail.  The Plan shall be available for review by the Optionee at the Company's records office.

IN WITNESS WHEREOF, the Company and Optionee have caused this Agreement to be duly executed.  This Option is granted on the date first stated above.

SNIPP INTERACTIVE INC.

By:

Authorized Signatory

<OPTIONEE>

Signature of Optionee

SCHEDULE "B"

EXERCISE NOTICE

SNIPP INTERACTIVE INC.

The undersigned Optionee hereby subscribes to _________________ common shares without par value in Snipp Interactive Inc. (the "Company") at a price of $_________ per share, pursuant to the provision of the Incentive Stock Option Agreement entered into between the undersigned and the Company on _______________, 201____.  The undersigned encloses cash/certified cheque/bank draft in the amount of $__________________ in full payment for the shares purchased herein.

Dated this ____ day of ______________, 201__.

___________________________________

Signature of Optionee

___________________________________

Name of Optionee

___________________________________
Address of Optionee

Schedule "C"

SNIPP INTERACTIVE INC.

(the "Corporation")

AUDIT COMMITTEE CHARTER

(Adopted by the Board of Directors on April 27, 2015)

A.

PURPOSE

The overall purpose of the Audit Committee (the "Committee") is to ensure that the Corporation's management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements and related financial disclosure of the Corporation and to review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of financial information.

B.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the board of directors (the "Board").

2.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the committee for the ensuing year. The board may at any time remove or replace any member of the committee and may fill any vacancy in the committee.

3.

Unless the Board shall have appointed a chair of the Committee, the members of the Committee shall elect a chair and a secretary from among their number.

4.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

5.

The Committee shall have access to such officers and employees of the corporation and to the Corporation's external auditors, and to such information respecting the Corporation, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

6.

Meetings of the committee shall be conducted as follows:

(a)

the Committee shall meet at least four times annually at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

(b)

the external auditors shall receive notice of and have the right to attend all meetings of the Committee; and

(c)

management representatives may be invited to attend all meetings except private sessions with the external auditors.

7.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Corporation as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

C.

ROLES AND RESPONSIBILITIES

1.

The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Corporation's accounting principles, reporting practices and internal controls and its approval of the Corporation's annual and quarterly consolidated financial statements and related financial disclosure;

(b)

to establish and maintain a direct line of communication with the Corporation's external auditors and assess their performance;

(c)

to ensure that the management of the Corporation has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.

The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)

to recommend to the Board a firm of external auditors to be engaged by the Corporation, and to verify the independence of such external auditors;

(b)

to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(c)

to review the audit plan of the external auditors prior to the commencement of the audit;

(d)

to review with the external auditors, upon completion of their audit:

(i)

contents of their report;

(ii)

scope and quality of the audit work performed;

(iii)

adequacy of the Corporation's financial and auditing personnel;

(iv)

co-operation received from the Corporation's personnel during the audit;

(v)

internal resources used;

(vi)

significant transactions outside of the normal business of the Corporation;

(vii)

significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)

the non-audit services provided by the external auditors;

(e)

to discuss with the external auditors the quality and not just the acceptability of the Corporation's accounting principles; and

(f)

to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.

The duties and responsibilities of the Committee as they relate to the internal control procedures of the Corporation are to:

(a)

review the appropriateness and effectiveness of the Corporation's policies and business practices which impact on the financial integrity of the Corporation, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)

review compliance under the Corporation's business conduct and ethics policies and to periodically review these policies and recommend to the Board changes which the Committee may deem appropriate;

(c)

review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Corporation; and

(d)

periodically review the Corporation's financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

4.

The Committee is also charged with the responsibility to:

(a)

review the Corporation's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)

review and approve the financial sections of:

(i)

the annual report to shareholders;

(ii)

the annual information form;

(iii)

annual and interim MD&A;

(iv)

prospectuses;

(v)

news releases discussing financial results of the Corporation; and

(vi)

other public reports of a financial nature requiring approval by the Board,

and report to the Board with respect thereto;

(c)

review regulatory filings and decisions as they relate to the Corporation's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Corporation's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)

review and report on the integrity of the Corporation's consolidated financial statements;

(f)

review the minutes of any audit committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Corporation and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)

review the Corporation's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of shareholders; and

(j)

evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.